UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of report (Date of earliest event reported): October 17, 2023

BIRGO REITURN FUND LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11783

Delaware

(State or other jurisdiction of incorporation or organization)

87-3415331

(I.R.S. Employer Identification No.)

848 West North Avenue

Pittsburgh, PA 15233

(Full mailing address of principal executive offices)

(412) 567-1324
(Issuer’s telephone number, including area code)

Common Units

(Title of each class of securities issued pursuant to Regulation A)

ITEM 9.	OTHER EVENTS

Termination of offering

The Company has determined that in the current market there is insufficient investor interest in the securities covered by the Offering Statement to warrant completion of the offering. As such, the Company has decided to terminate the Offering.

The Company will return all investor deposits held in escrow plus 5% interest, non-compounded, on all investor balances outstanding as of September 26, 2023. Birgo Realty LLC, our advisor and sponsor, will pay the interest on behalf of the Company.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 17, 2023	BIRGO REITURN FUND LLC

	By:	Birgo Reiturn Fund Manager LLC, its manager

	By:	/s/ Andrew Reichert
Andrew Reichert
Chief Executive Officer

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